UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of plan)

TOMPKINS FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the plan)

P.O. Box 460, The Commons
Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

ITHACA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Tompkins Financial Corporation
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, as listed in the accompanying contents page, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Elmira, New York
June 19, 2009

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2008	2007

ASSETS
Investments, at fair value:
Federated Prime Obligations Fund	$37,876	$109,005
Tompkins Financial Corporation common stock	25,838,167	19,972,261

TOTAL INVESTMENTS	25,876,043	20,081,266

Employer contribution receivable	1,448,163	524,233

TOTAL ASSETS	27,324,206	20,605,499

LIABILITY - Cash overdraft	—	40,218

NET ASSETS AVAILABLE FOR BENEFITS	$27,324,206	$20,565,281

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,

	2008	2007

ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$637,739	$647,024
Net appreciation (depreciation) in fair value of investments	9,045,651	(3,500,062)

	9,683,390	(2,853,038)

Contributions – employer	1,448,163	526,547

TOTAL NET ADDITIONS	11,131,553	(2,326,491)

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	3,848,788	1,555,544
Transfer to Tompkins Financial Corporation Investment and Stock Ownership Plan	523,840	311,487

TOTAL DEDUCTIONS	4,372,628	1,867,031

NET INCREASE (DECREASE)	6,758,925	(4,193,522)

Net assets available for benefits at beginning of year	20,565,281	24,758,803

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$27,324,206	$20,565,281

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trust Department of Tompkins Trust Company is the Plan’s Trustee. All investments of the Plan are non-participant directed.

Eligibility
An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On-Call” employees are not eligible to participate.

Vesting
Participants will become vested in all contributions and earnings over a five-year period.

Contributions
Tompkins Financial Corporation shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation. The Executive, Compensation/Personnel Committee approved a 5% and 2% discretionary contribution to the Plan for the years ended December 31, 2008 and 2007, respectively. These contributions are used by the Employee Stock Ownership Plan to acquire company common stock. These common stock shares are allocated annually to participant accounts. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Diversification and transfers
Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Plan sponsor stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over multiple years. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. After the fifth year, the percentage changes to 50 percent. The funds elected to be diversified are transferred to the Tompkins Financial Corporation Investment and Stock Ownership Plan (“ISOP”) and invested in funds as chosen by the participant. During the years ended December 31, 2008 and 2007, the Plan transferred $523,840 and $311,487 into the ISOP, respectively.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2008 AND 2007

NOTE A: DESCRIPTION OF PLAN, Cont’d

Participants’ accounts
Each participant’s account is credited with an allocation of the Tompkins Financial Corporation’s discretionary and non-elective contributions and an allocation of plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeitures of non-vested account balances are allocated to participants’ accounts as company contributions.

Payment of benefits
Upon termination of service, the participant’s account is either maintained in the Plan, transferred to an individual retirement account in the participant’s name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Plan’s investments are stated at fair value. The investment in Tompkins Financial Corporation’s common stock is valued at December 31, 2008 and 2007 at the market value as listed on the American Stock Exchange for publicly traded securities. Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Administrative expenses
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2008 AND 2007

NOTE C: FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157 Fair Value Measurements. Effective January 1, 2008, the Plan adopted SFAS No. 157 which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

		-	Quoted prices for similar assets or liabilities in active markets;
		-	Quoted prices for identical or similar assets or liabilities in inactive markets;
		-	Inputs other than quoted prices that are observable for the asset or liability;
		-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value at the reporting date was determined by quoted market prices in active markets for identical assets (Level 1).

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2008 AND 2007

NOTE D: INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) in fair value. Investments that represent 5% or more of the Plan’s net assets are separately identified:

	December 31, 2008		December 31, 2007

	Net appreciation in fair value during the year	Fair value at end of year	Net (depreciation) in fair value during the year	Fair value at end of year

Federated Prime Obligations Fund	$—	$37,876	$—	$109,005
Tompkins Financial Corporation common stock	9,045,651	25,838,167	(3,500,062)	19,972,261

	$9,045,651	$25,876,043	$(3,500,062)	$20,081,266

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 13, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST

Tompkins Financial Corporation is the Plan sponsor and the Trust Department of Tompkins Trust Company acts as trustee for the Plan’s assets. In addition, the Plan invests in Tompkins Financial Corporation common stock which represents approximately 95% and 97% of net assets available for benefits at December 31, 2008 and 2007, respectively.

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests primarily in Tompkins Financial Corporation common stock. These investment securities are exposed to market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULES

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN: 16-1601020
PLAN #: 003

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

	Federated Prime Obligations Fund	37,876 shares - Money Market Fund	$37,876	$37,876

*	Tompkins Financial Corporation	445,870 shares of Common Stock	8,926,584	25,838,167

		TOTAL INVESTMENTS	$8,964,460	$25,876,043

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN: 16-1601020
PLAN #: 003

FORM 5500 – SCHEDULE H – PART IV

ITEM 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2008

Reportable transactions are transactions or a series of transactions in excess of 5% of the value of the Plan assets as of January 1, 2008 as defined in Section 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA:

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of asset (including interest rate and maturity in case of a loan)	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

Series of transactions
Tompkins Financial Corporation common stock	Series of 34 purchases	$1,157,512	$—	$1,157,512	$1,157,512	$—
	Series of 151 sales	—	4,340,115	1,816,823	4,340,115	2,523,292

Note: Columns (e) and (f) are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 26, 2009	By:	/s/ Francis M. Fetsko

Francis M. Fetsko
Executive Vice President
Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP